PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

December 30, 2015

BY OVERNIGHT DELIVERY

Old Point Financial Corporation
Board of Directors
c/o Corporate Secretary
1 West Mellen Street
Hampton, VA 23663

      Re: Notice of Intent to Nominate Director and Submit Nominee for Election

Dear Directors:

This letter constitutes a notice of intent by Richard J. Lashley to nominate one person for election as director of Old Point Financial Corporation ("Old Point" or the "Company") at the 2016 Annual Meeting of Stockholders of the Company, and to submit the nominee for election at such Annual Meeting. This notice is being provided to you pursuant to Section 2.4 of Article 2 of the Company's Bylaws, as amended, effective March 8, 2011.

I, Richard Lashley, hereby certify to the Company that I am entitled to vote and beneficially own 302,662 shares of the Company's common stock, par value $5.00 per share (the "Common Stock") by virtue of my role in the PL Capital Group (as defined herein). In the aggregate, the PL Capital Group owns 6.1% of the Company's total shares outstanding, as detailed in Appendix B hereto.

By the fact of Mr. Lashley's submission of this notice of intent to nominate and submit his nominee for election, it is his understanding that the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission time to review and comment on such proxy materials.

Mr. Lashley hereby notifies the Company pursuant to Section 2.4 of Article 2 of the Company's Bylaws that he intends to nominate Mr. William F. Keefe for election to the Board of Directors of the Company at the 2016 Annual Meeting of Stockholders of the Company. Enclosed is the written consent of Mr. Keefe to be named in the proxy statement of Mr. Lashley and the PL Capital Group and to serve as director of the Company, if elected. Mr. Lashley represents (1) that he is the beneficial owner of Common Stock entitled to vote at the 2016 Annual Meeting of Stockholders and he intends to appear (or will direct a qualified representative to appear) in person or by proxy at such meeting to nominate Mr. Keefe; and (2) that he and the PL Capital Group intend to deliver a proxy statement and form of WHITE proxy card to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee.

To the extent not prohibited under the Company's charter documents and applicable law, Mr. Lashley reserves the right to solicit proxies for the election of a substitute nominee if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the nominee.

Set forth below is certain information, including that required by Section 2.4 of Article 2 of the Company's Bylaws. The information set forth below responds fully to all of the requirements of Section 2.4 of Article 2 of the Company's Bylaws.

(1)   As to proposed nominee—Mr. Keefe:

A.   Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
William F. Keefe	57	TSP Capital Management Group LLC 382 Springfield Avenue Suite 500 Summit, NJ 07901	202 Hankinson Rd Flemington, NJ 08822

B.   Principal Occupation or Employment and Qualifications of Proposed Nominee

William F. Keefe: Mr. Keefe has been a senior portfolio manager at TSP Capital Management Group, LLC, a registered investment advisor, since 2008. From 2009 to 2013, he served as a board member of Somerset Hills Bancorp. From 2004-2007 he was the EVP/CFO of First Morris Bank & Trust. From 2002-2004 he was the SVP/Treasurer of United Trust Bank. From 1993-2002 he was CFO of Vista Bancorp. From 1989-1993 he was the Controller of Vista Bancorp. Prior to 1989 and after graduating from college, he worked at City Federal Savings and a CPA firm. Mr. Keefe is a Certified Public Accountant in New Jersey (status inactive). He obtained a B.S. in Accounting from Fairleigh Dickinson University.

Mr. Lashley believes that Mr. Keefe would be deemed "independent" under the NASDAQ Marketplace Rules. Mr. Lashley also believes that Mr. Keefe would qualify as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission (SEC) and the NASDAQ Marketplace Rules.

Mr. Keefe's extensive experience as a CFO and Treasurer of various publicly traded and privately held banks, combined with his public company bank board experience, qualify him to serve on the Company's board of directors. Specifically, his extensive experience with, and understanding of, financial, accounting and strategic issues will allow him to provide the board with valuable recommendations and ideas.

Furthermore, the role of an effective director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations. Mr. Lashley believes that the background and expertise of Mr. Keefe, as set forth herein, evidence those abilities and are appropriate to his serving on the Company's board of directors.

C.   *Shares Owned Either Beneficially or Of Record*

Name of Nominee	Class	Amount
William F. Keefe	Common	1,758

D.   *Interest of Certain Persons in Matters to be Acted Upon*

Except as otherwise set forth herein, Mr. Keefe is not, nor has he been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Mr. Keefe does not have, nor do any of his associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Lashley has no material interest in the election of the nominee other than in his capacity as a stockholder of the Company.

E.   *Other Information*

Directorships of Other Publicly Owned Companies

Mr. Keefe does not presently serve, nor has he served during the past five years, as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any corporation, partnership or other entity registered as an investment company under the Investment Company Act of 1940, as amended.

Material Proceedings Adverse to the Company

To the knowledge of Mr. Lashley and the nominee, there are no material proceedings to which the nominee, or any of his associates, is a party adverse to the Company or any of its subsidiaries, and neither the nominee nor any of his associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions in Common Stock

The transactions listed in Appendix A are the only transactions, if any, during the past two years with regard to the Common Stock made by Mr. Lashley, other members of the PL Capital Group and the nominee. From time to time various members of the PL Capital Group used margin account loans in connection with their transactions in Common Stock. As of the date of this letter, no member of the PL Capital Group has any margin loans outstanding secured by Common Stock. Neither Mr. Lashley nor the nominee used margin loans at any time in connection with their transactions, if any, in the Common Stock.

Mr. Keefe owns 1,758 shares of Common Stock. His transactions in the Common Stock during the past two years are listed in Appendix A. The PL Capital Group expressly disclaims beneficial ownership of the Common Stock held by Mr. Keefe. Mr. Keefe expressly disclaims beneficial ownership of the Common Stock held by the PL Capital Group.

Arrangements or Understandings with Other Persons

The PL Capital Group has agreed to indemnify Mr. Keefe for any liabilities he may incur in connection with the intended solicitation of proxies for use at the 2016 Annual Meeting of Stockholders of the Company.

The PL Capital Group will also reimburse Mr. Keefe for any expenses that he reasonably incurs in connection with the intended solicitation of proxies for use at the 2016 Annual Meeting of Stockholders of the Company.

To Mr. Keefe's knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.

As of the date of this letter, neither Mr. Lashley nor the PL Capital Group has formally retained any person or firm to make solicitations or recommendations to stockholders for the purpose of assisting in the election of the nominee as director.

Other than the parties named herein, who in the aggregate hold 304,420 shares of Common Stock in the aggregate (including 302,662 shares held by the members of the PL Capital Group and 1,758 shares held by Mr. Keefe), no other stockholder is known to the nominator or the nominee to be voting for the nominee.

Absence of any Family Relationships

Mr. Keefe has no family relationship with any director or officer of the Company.

Absence of Involvement in Certain Legal Proceedings

To the knowledge of Mr. Lashley and Mr. Keefe, and based on information in their possession:

a. No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Keefe, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Keefe. In addition, since January 1, 2005, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer at or within two years before the time of such filing.

b. Mr. Keefe has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c. Mr. Keefe has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the CFTC or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Mr. Keefe has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c. above, or his right to be associated with persons engaged in any such activity.

e. Mr. Keefe has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

f. Mr. Keefe was not the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

g. Mr. Keefe was not the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Absence of Certain Transactions

To the best knowledge of Mr. Lashley and Mr. Keefe, and based on information in their possession, since the beginning of the Company's last fiscal year, neither Mr. Keefe nor Mr. Lashley nor any member of their immediate families have had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. Keefe nor Mr. Lashley nor any member of their immediate families have any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

Mr. Keefe is not required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

(2)   As to the Nominator—Richard J. Lashley:

A.   Name and Residence Address

Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Mr. Lashley is engaged in various interests, including investments, through PL Capital Group and its affiliates. He currently serves on the board of two publicly traded bank holding companies (and their bank subsidiaries) (1) MutualFirst Financial, Inc. in Muncie, IN and (2) Metro Bancorp, Inc. in Harrisburg, PA.

B.   Record and Beneficial Ownership of the Nominator

Mr. Lashley is the beneficial owner of 302,662 shares of the Company's Common Stock as part of the PL Capital Group, or 6.1% of the total shares outstanding, as detailed in the PL Capital Group's beneficial ownership of Common Stock included in Appendix B.

* * * * * *

The PL Capital Group consists of the following entities and persons:

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

Mr. John W. Palmer and Mr. Richard J. Lashley beneficially own shares of Common Stock through:

(1)   shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)   shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and

Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments. The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

****

If the Company's board of directors or a committee thereof believes this notice is incomplete or otherwise deficient in any respect, please contact Mr. Lashley immediately so that he may promptly address any alleged deficiencies.

Sincerely,

Richard J Lashley

Richard J. Lashley

PL Capital, LLC

Appendix A

Transactions in Common Stock in the Past Two Years

The transactions listed below are the only transactions during the past two years with regard to the Common Stock made by members of the PL Capital Group and Mr. Keefe.

Financial Edge Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
02/25/2014	100
12/18/2015	969

Financial Edge-Strategic Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
12/22/2015	3,211

Goodbody/PL Capital, LP

Transaction Date	Number of Shares (Sold) Purchased
04/23/2015	3,463
04/24/2015	1,018
04/28/2015	1,781
05/06/2015	3,408
11/18/2015	1,700
11/23/2015	1,000
11/30/2015	2,000
12/02/2015	3,000
12/04/2015	503
12/07/2015	1,152
12/09/2015	1,198
12/14/2015	1,340
12/21/2015	4,700

PL Capital/Focused Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
12/02/2015	1,300
12/16/2015	1,011

William Keefe

Transaction Date	Number of Shares (Sold) Purchased
12/4/15	500
12/7/15	500
12/10/15	216
12/21/15	500
12/22/15	42

Appendix B

Listed below are the current beneficial ownership of shares of Common Stock held by Mr. Lashley (the nominator), the PL Capital Group and Mr. Keefe (the nominee). The PL Capital Group expressly disclaims any beneficial ownership of Common Stock held by Mr. Keefe, and Mr. Keefe expressly disclaims beneficial ownership of any Common Stock held by the PL Capital Group.

Name and Address	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
Richard Lashley 2 Trinity Place Warren, NJ 07059	302,662(1)	6.1%	0
John Palmer 4216 Richwood Court Naperville, IL 60540	302,662(1)	6.1%	0
PL Capital, LLC 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	231,092(3)	4.7%	0
PL Capital Advisors, LLC 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	302,662(2)	6.1%	0
Financial Edge Fund, LP 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	141,669	2.9%	0
Financial Edge-Strategic Fund, LP 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	64,211	1.3%	0
PL Capital/Focused Fund, LP 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	25,212	0.5%	0
Goodbody/PL Capital, LLC 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	71,570(4)	1.4%	0
Goodbody/PL Capital, LP 47 E. Chicago Avenue, Suite 328 Naperville, Illinois 60540	71,570	1.4%	0
Mr. William F. Keefe 202 Hankinson Rd Flemington, NJ 08822	1,758	<0.1%	0

(1) Includes 302,662 shares held by Financial Edge Fund LP, Goodbody/PL Capital LP, PL Capital/Focused Fund LP and Financial Edge-Strategic Fund LP.

(2) Includes 302,662 shares held by Financial Edge Fund LP, Goodbody/PL Capital LP, PL Capital/Focused Fund LP and Financial Edge-Strategic Fund LP.

(3) Includes 231,092 shares held by Financial Edge Fund LP, PL Capital/Focused Fund LP and Financial Edge-Strategic Fund LP.

(4) Includes 71,570 shares held by Goodbody/PL Capital LP.

CONSENT OF PROPOSED NOMINEE

I, William F. Keefe, hereby consent to be named in the proxy statement of Richard J. Lashley and the PL Capital Group to be used in connection with their solicitation of proxies from the shareholders of Old Point Financial Corporation for use in voting at the 2016 Annual Meeting of Stockholders of Old Point Financial Corporation, and I hereby consent and agree to serve as a director of Old Point Financial Corporation if elected at such Annual Meeting.



William F. Keefe

Dated: December 28 ,2015